

March 27, 2015

Paul Vassilakos, CEO
Long Island Iced Tea Corp.
1193 Seven Oaks Rd.
Waynesboro, GA 30830

Re: Long Island Iced Tea Corp.
        Amendment No. 1 to Registration Statement on Form S-4
        Filed March 19, 2015
        File No. 333-201527

Dear Mr. Vassilakos:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger Proposal, page 37

1.   Please expand your disclosure in response to prior comment 6 to clarify the purpose of the merger of Cullen Merger Sub with and into Cullen, with Cullen surviving the merger and becoming a wholly-owned subsidiary of Holdco. Also, please revise the discussions that occurred between the parties to discuss in greater detail the negotiations, in particular regarding the terms of the transaction.

LIBB's Customers, page 78

2.   Please revise the disclosure in this section to name the material customers referenced in the second paragraph in this section.

Paul Vassilakos
Long Island Iced Tea Corp.
March 27, 2015
Page 2

Executive Compensation, page 94

3.   Please revise to include a discussion of the material terms of the executive compensation
        agreement with Mr. Panza.

Beneficial Ownership of Securities, page 97

4.   Please identify the natural person or persons who, directly or indirectly, exercise sole or
        shared voting and/or investment powers with respect to the shares held in the name of
        Bass Properties, LLC.

Certain Relationships and Related Person Transactions, page 99

5.   Please identify the owner of Magnum Vending Corp. and disclose the family relationship
        with Philip Thomas. Also, clarify that this individual is also an employee.

Exhibits

6.   We note that Exhibits 10.6, 10.7 and 10.8 reference letter agreements. Please file these
        exhibits in their entirety, including the letter agreements.

7.   Please file the loan extension agreements as exhibits.

8.   Please file the complete escrow agreement, including Schedule C, which sets forth the
        escrow agent fee schedule.

9.   Please revise the legality opinion to clearly disclose the state law upon which you are
        opining.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.